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24 June, 2005

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finan

Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA


05009448

Dear Sir / Madam

Centrica plc
Centrica and Gaz de France to acquire Belgian energy company

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

dw 7/5

24 Date 2005

Centrica and Gaz de France to acquire Belgian energy company

Centrica plc (Centrica) today announced that through a 50/50 joint venture with Gaz de France SA (Gaz de France) it has conditionally agreed to acquire a controlling 51 per cent stake in SPE SA (SPE), a Belgian energy company, in a deal which values SPE at €760 million (£507 million).

At the same time, Centrica's existing 50/50 joint venture energy supply business in Belgium, Luminus NV (Luminus), and ALG Nègoce, Gaz de France's 50/50 retail joint venture in Belgium, will be acquired by SPE for shares, valuing the entities at €207 million (£138 million) and €2 million (£1.3 million) respectively. The 49% balance of the enlarged SPE will be held by existing Belgian shareholders of SPE, Publilum (Centrica's existing partner in Luminus) and ALG.

SPE is the second largest power generation company in Belgium with around 1.6 GW of principally gas-fired production capacity and around 400 MW of capacity secured under long term procurement contracts. The company currently has a customer base of around 50,000 accounts comprising mainly Flemish electricity customers. It has also secured default supply rights for a further 370,000 electricity customers, most of whom are expected to transfer to SPE when the residential energy market in Wallonia opens in January 2007.

Luminus currently supplies around 800,000 energy customer accounts, primarily in Flanders. ALG Nègoce has acquired default supply rights to around 180,000 gas customers, most of whom are expected to transfer to the company when the Wallonian market opens. The enlarged SPE business is therefore expected to have a customer base of around 1.4 million energy accounts in 2007, a retail market share of nearly 20%, with overall generation capacity and consumption broadly matching. The experience of Luminus in operating in competitive markets in Flanders since 2001 will add significant value to the future retail business of SPE.

Sir Roy Gardner, Chief Executive of Centrica, said: "Today's transaction creates a strong, vertically integrated, energy business with real scale, and brings together the complementary assets and skills of Centrica and Gaz de France.

"The enlarged company will be the clear number two in the Belgian energy market and also provides Centrica with an excellent platform for further growth in the attractive Benelux market."

After taking into account the sale of its share of Luminus to SPE, the cash cost to Centrica of this transaction will be €144million (£96 million).

Notes to Editors:

- The agreed value of €760 million takes into account around €16 million of net cash on SPE's balance sheet at the end of 2004. On a pro forma basis in 2004, adjusted for SPE's stake in Elia and some smaller financial participations which will be demerged before this transaction completes, SPE achieved EBITDA of €63 million (£42 million) and EBITA of €27 million (£18 million) on net assets of €393 million (£262 million).

- Completion of the transaction is conditional, amongst other things, on clearance by the European Commission and the necessary approvals from Belgian energy regulators. Completion is expected to occur in the second half of 2005.

Enquiries:
Centrica Media Relations 01753 494085
Centrica Investor Relations 01753 494900